UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2005

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

99, Seorin-dong
Jongro-gu
Seoul, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑                    Form 40-F – ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐                    No ☑

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                              .)

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Result of General Shareholders’ Meeting for the Fiscal Year of 2004
SIGNATURES

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This report on Form 6-K contains “forward-looking statements”, as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate”, “believe”, “consider”, “depends”, “estimate”, “expect”, “intend”, “plan”, “project” and similar expressions, or that certain events, actions or results “will”, “may”, “might”, “should” or “could” occur, be taken or be achieved.

     Forward-looking statements in this report on Form 6-K include, but are not limited to, statements related to our expectations related to an effective operation of four sub-committees due to an increase of the number of outside directors.

     We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. Risks and uncertainties associated with our business include, but are not limited to, risks related to changes in the regulatory environment; technology changes; potential litigation and governmental actions; changes in the competitive environment; political changes; currency risks; foreign ownership limitations; credit risks; reliance on third parties to implement certain plans and other risks and uncertainties that are more fully described under the heading “Key Information — Risk Factors” beginning on page 11 of our annual report on Form 20-F filed with the United States Securities and Exchange Commission on June 1, 2004. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

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Result of General Shareholders’ Meeting for the Fiscal Year of 2004

On March 11, 2005, SK Telecom Co., Ltd. (“SK Telecom”) held the general shareholders’ meeting for the fiscal year of 2004 and all of the four agenda as listed below were approved as originally proposed.

1.	Approval of the 2004 financial statements
2.	Amendment of Articles of Incorporation
3.	Approval of limit on remuneration for Directors
4.	Election of members of Board of Directors

For each details of originally proposed agenda, please see “Agenda for General Shareholders’ Meeting for the Fiscal Year 2004”, which was disclosed on March 24, 2005.

Details of Agenda

SK Telecom released additional details on some of the above agenda on its Web site after the general shareholders’ meeting as follows:

The 2004 Financial Statements (Including Cash Dividend)
SK Telecom’s annual financial statements for 2004 were approved at the general shareholders’ meeting for the fiscal year of 2004. SK Telecom’s revenue and net income for 2004 fiscal year recorded KRW 9.7 trillion and KRW 1.5 trillion, respectively.

SK Telecom has been raising its regular dividend payout year after year since 2001, and declared a dividend of KRW9,300 per share for 2004, which includes the special dividend, scheduled to be offered in April 2005. As a result, the total cash dividend for 2004, including the interim dividend paid in August 2004, amounts to KRW10,300 per share. The 2005 regular dividend payout ratio for SK Telecom is set at 35%, or 10% higher than that of 2004.

Amendment of Articles of Incorporation
As part of SK Telecom’s efforts to improve its corporate governance policies, SK Telecom’s shareholders approved an amendment to SK Telecom’s Articles of Incorporation increasing the number of Outside Directors. After giving effect to the amendments, a majority of the Directors serving on SK Telecom’s Board of Directors are required to be Outside Directors. These amendments are expected to further strengthen the management of the Board of Directors and protect shareholders’ interests.

By increasing the number of Outside Directors from 4 to 7, SK Telecom is expected to be able to appoint or elect a sufficient number of Outside Directors to effectively appoint independent members to 4 subcommittees: outside director recommendation committee, audit committee, CapEx review committee and compensation review committee. SK Telecom’s goal is to maintain a board with duties beyond the usual role of checking and balancing the exercise of power within the company.

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Election of BOD members
3 Board of Directors members — Shin Bae Kim, Jae Seung Yoon and Sang Chin Lee — were elected again, and 4 Board of Directors members — Dae Sik Kim, Seung Taek Yang, Dae Gyu Byun and Bang Hyung Lee — were newly elected.

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.
By: /s/ Sung Hae Cho
Name:	Sung Hae Cho
Title:	Vice President

Date: March 25, 2005

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